

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 17, 2011

Via Mail and Facsimile 011-44-020-7930-3353

Mr. Adrian Hennah
Chief Financial Officer
Smith & Nephew plc
15 Adam Street
London, England WC2N 6LA

> **Re:** **Smith & Nephew plc**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **File No. 001-14978**

Dear Mr. Hennah:

We have reviewed your response letter dated May 16, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Disclosures Committee and Evaluation of Disclosure Controls and Procedures, page 56

1. We note your proposed disclosure in response to prior comment one. Please note that we are not asking you to include the date upon which you made your conclusion but the date of effectiveness consistent with Item 307 of Regulation S-K. In that regard, your disclosure could include the proposed disclosure without the reference to the 'concluded on' date.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant at (202) 551-3643 if you have any questions. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

Martin James
Senior Assistant Chief Accountant